SECURITAS

File No. 82-34719

Press Release from Securitas AB

[redacted]

January 9, 2008

08000487

Tore K Nilsen leaves Securitas

Tore K Nilsen, Divisional President of Security Services Europe, will leave Securitas for a job position in a Norwegian company.

Tore K Nilsen has been employed at Securitas since 1988, and has been part of Group Management since 1997.

He will stay at Securitas as longest until July 1, 2008.

This press release is also available at: www.securitas.com

SUPPL

Information:
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, phone +46 8 657 7332 or +46 70 287 8662

Securitas AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 8.30am on January 9, 2008.

1/31

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

END